May 16, 2008

Mail Stop 3561

Kenneth R. Trammell
Executive Vice President and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

RE: Tenneco Inc.
File No. 001-12387
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Trammell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief